JOGO HEALTH PRIVATE LIMITED

CIN: U72900TN2019PTC129275

Sai Prema, 4/14 East Avenue, Kesavaperumal Puram, Chennai - 600028, Tamil Nadu, India
sanjai@jogohealth.com, +91-98400 22632

As at and for the Year ended March 31, 2023

REGISTERED OFFICE:

No.1/2, 11th cross street, Sastri Nagar, Adyar, Chennai, Tamil Nadu - 600020, India

BRANCH OFFICES:

Chennai: No.1/1, 11th cross street, Sastri Nagar, Adyar, Chennai, Tamil Nadu - 600020, India

BOARD OF DIRECTORS

Sanjai Murali	**Senthil Prabhu**
Director	Director
DIN : 08451973	DIN : 08451974

STATUTORY AUDITORS:

Shashank Surana & Co.
Chartered Accountants
Firm's Registration No. 015680S
Membership No: 229943
No. 67, Audiappa Naicken Street
Sowcarpet
Chennai - 600 079

BANKERS:

ICICI Bank - Egmore, Chennai

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Balance Sheet as at March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

	Particulars	Note Ref.	As at March 31, 2023	As at March 31, 2022
A	**Equity & Liabilities**			
I	**Shareholders' Funds:**			
	(a) Share Capital	3	76,567.73	50,744.65
	(b) Reserves and Surplus	4	(54,735.66)	(38,661.78)
	(c) Share Application Money pending allotment		-	7,405.00
	Total shareholders funds		**21,832.07**	**19,487.87**
II	**Current Liabilities**			
	(a) Trade payables			
	Total Outstanding dues of Micro Enterprises and Small Enterprises	5	134.25	144.00
	Total Outstanding dues of creditors other than Micro Enterprises and Small Enterprises		8,822.06	7,694.87
	(b) Other Current Liabilities	6	3,759.67	4,017.91
	Total of current Liabilities		**12,715.98**	**11,856.78**
	Total equity and liabilities		**34,548.05**	**31,344.64**
B	**Assets**			
I	**Non Current Assets**			
	(a) Property, Plant & Equipment and Intangible Assets			
	(i) Property, Plant & Equipment	7	13,859.37	11,706.05
	(ii) Intangible Assets		3,291.78	3,791.78
	(b) Capital Work in Progress		-	163.71
	(c) Deferred Tax Asset (net)	8	-	-
	(d) Long Term Loans and Advances	9	3,387.50	3,065.50
	Total of Non-current assets		**20,538.65**	**18,727.04**
II	**Current Assets**			
	(a) Inventories	10	5,318.85	7,566.89
	(b) Trade Receivables	11	1,018.78	109.83
	(c) Cash and Cash Equivalents	12	7,243.83	4,588.53
	(d) Other Current Assets	13	427.94	352.36
	Total of current assets		**14,009.40**	**12,617.61**
	Total assets		**34,548.05**	**31,344.64**

The accompanying notes are an integral part of the financial statements.

In terms of our report attached
For **Shashank Surana & Co**
Chartered Accountants
Firm Registration No. 015680S

Shashank Surana Digitally signed by Shashank Surana

Shashank Surana
Proprietor
Membership No. 229943
Date: 30/09/2023
Place: Chennai

For and on behalf of **the Board of Directors**
JogoHealth Private Limited

Sanjai Murali Digitally signed by Sanjai Murali Date: 2023.09.30 10:27:02 +05'30'

Sanjai Murali
Director
DIN: 8451973
Date: 30/09/2023
Place: Chennai

Senthil prabu Digitally signed by Senthilprabu Date: 2023.09.30 10:37:17 +05'30'

Senthilprabu Velmurugan
Director
DIN: 8451974
Date: 30/09/2023
Place: Chennai

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Statement of Profit and Loss for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

	Particulars	Note Ref.	For the year ended March 31, 2023	For the year ended March 31, 2022
I	Revenue from Operations	14	20,822.52	12,749.66
II	Other Income	15	7.96	73.18
III	**Total Income (I+II)**		**20,830.49**	**12,822.84**
IV	**Expenses**			
	Cost of Purchases of Equipments	16	3,100.22	732.96
	Employee Benefit Expenses	17	50,693.07	32,633.99
	Depreciation	7	2,479.59	1,887.81
	Finance Cost	18	0.30	9.66
	Other Expenses	19	37,080.95	23,851.12
	Total Expenses		**93,354.13**	**59,115.54**
V	**Profit/(Loss) Before Taxes (III-IV)**		**(72,523.64)**	**(46,292.70)**
VI	**Tax Expense**			
	Current Tax		-	-
	Deferred Tax	8	-	-
VII	**Profit / (Loss) After Tax**		**(72,523.64)**	**(46,292.70)**
VIII	**Earnings Per Share**			
	Basic & Diluted Earnings per Share	24	**(11.22)**	**(10.72)**

Summary of Significant Accounting Policies 1-2
The accompanying notes are an integral part of the financial statements.

In terms of our report attached
For **Shashank Surana & Co**
Chartered Accountants
Firm Registration No. 015680S

Shashank Surana Digitally signed by Shashank Surana

Shashank Surana
Proprietor
Membership No. 229943

Date: 30/09/2023
Place: Chennai

For and on behalf of **the Board of Directors**
JogoHealth Private Limited

Sanjai Murali Digitally signed by Sanjai Murali Date: 2023.09.30 10:31:35 +05'30'

Sanjai Murali
Director
DIN: 8451973

Date: 30/09/2023
Place: Chennai

Senthilprabu Digitally signed by Senthilprabu Date: 2023.09.30 10:38:52 +05'30'

Senthilprabu Velmurugan
Director
DIN: 8451974

Date: 30/09/2023
Place: Chennai

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023

1 Company Information

JogoHealth Private Limited ("the Company") is a private limited company incorporated under Companies Act. The Company is engaged in the business of providing healthcare services.

2 Significant Accounting Policies

2.1 Basis of accounting and preparation of financial statements

The financial statements of the Company have been prepared in accordance with the Generally Accepted Accounting Principles in India (Indian GAAP) to comply with the Accounting Standards specified under Section 133 of the Companies Act, 2013, read with Rule 7 of the Companies (Accounts) Rules, 2014 and the relevant provisions of the Companies Act, 2013 ("the 2013 Act").

The financial statements have been prepared on accrual basis under the historical cost convention.

The Company is a Small and Medium Sized Company ('SMC') as defined in the General Instructions in respect of Accounting Standards notified under section 133 of the Companies Act, 2013 read with Rule 7 of the Companies (Accounts) Rules, 2014. Accordingly, the Company has complied with the Accounting Standards as applicable to a SMC.

2.2 Use of estimates

The preparation of the financial statements in conformity with Indian GAAP requires the Management to make estimates and assumptions considered in the reported amounts of assets and liabilities (including contingent liabilities) and the reported income and expenses during the year. The Management believes that the estimates used in preparation of the financial statements are prudent and reasonable. Future results could differ due to these estimates and the differences between the actual results and the estimates are recognised in the periods in which the results are known / materialise.

2.3 Cash Flow Statement

Cash flows are reported using the indirect method, whereby profit / (loss) before extraordinary items and tax is adjusted for the effects of transactions of non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from operating, investing and financing activities of the Company are segregated based on the available information.

2.4 Property Plant and Equipment

Property Plant and Equipment are stated at cost less accumulated depreciation. Cost of Property Plant and Equipment is inclusive of its purchase prices, freight, duties and taxes, and any incidentals, directly attributable to bringing the asset to its present location and working condition for intended use.

Subsequent expenditure on Property Plant and Equipment after its purchase / completion is capitalised only if such expenditure results in an increase in the future benefits from such asset beyond its previously assessed standard of performance.

Depreciable amount for assets is the cost of an asset, or other amount substituted for cost, less its estimated residual value. Depreciation on Property Plant & Equipment is calculated on Straight Line Method as per the useful life prescribed in Schedule II to the Companies Act, 2013. Depreciation is provided pro-rata from the month of capitalization.

2.5 Intangible Assets

Goodwill is capitalized and recognized as intangible assets based on materiality, accounting prudence and significant economic benefits expected to flow there from for a period longer than one year.

2.6 Revenue Recognition

Revenue with respect of services rendered by the Compnay is recognized on proportionate completion method as and when the services are provided and to the extent that the revenue can be reliably measured.

Interest income is recognized using time-proportion method.

2.7 Foreign Currency Transactions

Transactions in foreign currencies entered into by the Company are accounted at the exchange rates prevailing on the date of the transaction or at rates that closely approximate the rate at the date of the transaction. Foreign currency monetary items of the Company, outstanding at the balance sheet date are restated at the year-end rates. Non-monetary items of the Company are carried at historical cost.

Exchange differences arising on settlement / restatement of foreign currency monetary assets and liabilities of the Company are recognised as income or expense in the Statement of Profit and Loss.

2.8 Employee Benefits

Employee Benefits are accounted as per accounting standard (AS15) issued by ICAI and as per terms & conditions of contracts of employment.

(i) The Company's contribution to provident fund is considered as defined contribution plans and are charged as an expense based on the amount of contribution required to be made and when services are rendered by the employees.

(ii) For defined benefit plans in the form of gratuity, the cost of providing benefits is determined using the Projected Unit Credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in the Statement of Profit and Loss in the period in which they occur. Past service cost is recognised immediately to the extent that the benefits are already vested and otherwise is amortised on a straight-line basis over the average period until the benefits become vested. The retirement benefit obligation recognised in the Balance Sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost, as reduced by the fair value of scheme assets. Any asset resulting from this calculation is limited to past service cost, plus the present value of available refunds and reductions in future contributions to the schemes.

2.9 Segment Reporting

The Company identifies primary segments based on the dominant source, nature of risks and returns and the internal organisation and management structure. The operating segments are the segments for which separate financial information is available and for which operating profit / loss amounts are evaluated regularly by the executive Management in deciding how to allocate resources and in assessing performance.

'The accounting policies adopted for segment reporting are in line with the accounting policies of the Company. Segment revenue, segment expenses, segment assets and segment liabilities have been identified to segments on the basis of their relationship to the operating activities of the segment.

Inter-segment revenue is accounted on the basis of transactions which are primarily determined based on market / fair value factors.

Revenue, expenses, assets and liabilities which relate to the Company as a whole and are not allocable to segments on reasonable basis have been included under “unallocated revenue / expenses / assets / liabilities”.

2.10 Leases

Lease arrangements where the risks and rewards incidental to ownership of an asset substantially vest with the lessor are recognised as operating leases. Lease rentals under operating leases are recognised in the Statement of Profit and Loss on a straight-line basis over the lease term.

2.11 Earnings Per Share

Basic earnings per share is computed by dividing the profit / (loss) after tax by the weighted average number of equity shares outstanding during the year.

Diluted earnings per share is computed by dividing the profit / (loss) after tax as adjusted for dividend, interest and other charges to expense or income (net of any attributable taxes) relating to the dilutive potential equity shares, by the weighted average number of equity shares considered for deriving basic earnings per share and the weighted average number of equity shares which could have been issued on the conversion of all dilutive potential equity shares.

2.12 Taxation

Current tax is the amount of tax payable on the taxable income for the year as determined in accordance with the applicable tax rates and the provisions of the Income Tax Act, 1961.

Deferred tax is recognised on timing differences, being the differences between the taxable income and the accounting income that originate in one period and are capable of reversal in one or more subsequent periods. Deferred tax is measured using the tax rates and the tax laws enacted or substantively enacted as at the reporting date. Deferred tax liabilities are recognised for all timing differences. Deferred tax assets are recognised for timing differences of items other than unabsorbed depreciation and carry forward losses only to the extent that reasonable certainty exists that sufficient future taxable income will be available against which these can be realised. However, if there are unabsorbed depreciation and carry forward of losses and items relating to capital losses, deferred tax assets are recognised only if there is virtual certainty supported by convincing evidence that there will be sufficient future taxable income available to realise the assets. Deferred tax assets and liabilities are offset if such items relate to taxes on income levied by the same governing tax laws and the Company has a legally enforceable right for such set off. Deferred tax assets are reviewed at each balance sheet date for their realisability.

2.13 Provisions & Contingencies

A provision is recognised when the Company has a present obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation in respect of which a reliable estimate can be made. Provisions (excluding retirement benefits) are not discounted to their present value and are determined based on the best estimate required to settle the obligation at the balance sheet date. These are reviewed at each balance sheet date and adjusted to reflect the current best estimates. Contingent liabilities are disclosed in the Notes.

Contingent assets are not recognised in the financial statements.
Contingent liability is disclosed for,
(i) A possible obligation which will be confirmed only by future events not wholly within the control of the company or

(ii) Present obligations arising from past events where it is not probable that an outflow of resources will be required to settle the obligation or a reliable estimate of the amount of the obligation cannot be made.

2.14 Operating Cycle

Based on the nature of activities of the Company and the normal time between acquisition of assets and their realisation in cash or cash equivalents, the Company has determined its operating cycle as 12 months for the purpose of classification of its assets and liabilities as current and non-current.

2.15 Cash and Cash Equivalents

Cash comprises cash on hand and demand deposits with banks. Cash equivalents are short term balances (with an original maturity of three months or less from the date of acquisition), highly liquid investments that are readily convertible into known amounts of cash and which are subject to insignificant risk of change in value.

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Cash Flow Statement for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Cash Flow from Operating Activities		
Profit or Loss before Taxes	(72,523.64)	(46,292.70)
Adjustments for:		
Depreciation	2,479.59	1,887.81
Bad debts written off		
Amounts no longer payable written back		
Unrealized Gain Loss		
Operating profit before working capital changes	**(70,044.05)**	**(44,404.89)**
Changes in working capital:		
Adjustments for (increase) / decrease in operating assets		
Trade Receivables	(908.95)	125.35
Inventories	2,248.04	(7,566.89)
Short-term loans and advances	(75.59)	1,189.06
Long-term loans and advances	(322.00)	(396.99)
Adjustments for increase / (decrease) in operating liabilities		
Trade payables	1,117.44	6,118.20
Other Current Liabilities	(258.24)	462.16
Provisions		
Cash generated from operations	**(68,243.35)**	**(44,474.00)**
Net cash flow from / (used in) operating activities (A)	**(68,243.35)**	**(44,474.00)**
Cash Flow from Investing Activities		
Purchase of Property, Plant & Equipments, including goodwill including Capital Work in Progress	(3,969.20)	(4,176.66)
Interest Received		
Net cash flow from investing activities (B)	**(3,969.20)**	**(4,176.66)**
Cash Flow from Financing Activities		
Proceed from Working Capital Loan taken during the year	-	-
Interest on borrowings paid during the year	-	-
Proceeds from share issued during the year	**74,867.85**	**48,537.33**
Net cash flow from financing activities (C)	**74,867.85**	**48,537.33**
Net Increase or Decrease in Cash and Cash Equivalents (A+B+C)	2,655.30	(113.34)
Cash and Cash Equivalents at the beginning of the year	4,588.53	4,701.87
Add: Exchange differences on restatement of foreign currency Cash and cash equivalents		
Cash and Cash Equivalent at the end of the year	**7,243.83**	**4,588.53**
Reconciliation of Cash and Cash Equivalent with the Balance Sheet		
Cash and cash equivalents (Refer Note 12)	7,243.83	4,588.53
Less: Bank balances with repatriation restrictions	-	-
Cash and cash equivalents at the end of the year	**7,243.83**	**4,588.53**

Summary of Significant Accounting Policies
The accompanying notes are an integral part of the financial statements.

In terms of our report attached
For **Shashank Surana & Co**
Chartered Accountants
Firm Registration No. 015680S
Shashank Surana (Digitally signed by Shashank Surana)
Shashank Surana
Proprietor
Membership No. 229943
Date: 30/09/2023
Place: Chennai

For and on behalf of **the Board of Directors**
JogoHealth Private Limited

Sanjai Murali (Digitally signed by Sanjai Murali Date: 2023.09.30 10:33:20 +05'30')
Sanjai Murali
Director
DIN: 8451973
Date: 30/09/2023
Place: Chennai

Senthilprabu (Digitally signed by Senthilprabu Date: 2023.09.30 10:40:27 +05'30')
Senthilprabu Velmurugan
Director
DIN: 8451974
Date: 30/09/2023
Place: Chennai

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

3 Share Capital

Particulars	As at March 31, 2023		As at March 31, 2022	
	No. (In Full number)	Amount	No. (In Full number)	Amount
Authorised Share Capital				
Equity Shares of Face Value Rs. 10/- each	147,500,000	147,500.00	5,750,000	57,500.00
	147,500,000	**147,500.00**	**5,750,000**	**57,500.00**
Issued and Fully Paid Up				
Equity Shares of Face Value Rs. 10/- each fully paid up	7,656,773	76,567.73	5,074,465	50,744.65
TOTAL	**7,656,773**	**76,567.73**	**5,074,465**	**50,744.65**

3.1 Reconciliation of shares outstanding at the beginning and at the end of the year

Particulars	As at March 31, 2023		As at March 31, 2022	
	No. (In Full number)	Amount	No. (In Full number)	Amount
Equity Shares of Face Value Rs. 10/- each				
Beginning of the year	5,074,465	50,744.65	3,429,172	34,291.72
Shares issued during the year	2,582,308	25,823.08	1,645,293	16,452.93
Outstanding at the end of the year	**7,656,773**	**76,567.73**	**5,074,465**	**50,744.65**

1. During the year, the Company has issued 2,228,005 (Previous year 1,645,293) number of equity shares of Rs. 10 each at premium of Rs. 15 (Previous year Rs. 15) per share under Rights issue.
2. The Company has issued 354,303 number of Equity Shares of Rs. 10 each at a Premium of Rs.65 per share under Rights issue.

3.2 Details of shares held by the holding company

Particulars	As at March 31, 2023		As at March 31, 2022	
	No. (In Full number)	% of total shares	No. (In Full number)	% of total shares
JogoHealth Inc.	7,646,773	99.87%	5,064,465	99.80%
TOTAL	**7,646,773**	**99.87%**	**5,064,465**	**99.80%**
% of change during the year	-	**51%**	-	**48%**

3.3 Particulars of equity share holders holding more than 5% of the total number of equity share capital

Particulars	As at March 31, 2023		As at March 31, 2022	
	No. (In Full number)	% of total shares	No. (In Full number)	% of total shares
Jogohealth Inc.	7,646,773	99.87%	5,064,465	99.80%
TOTAL	**7,646,773**	**99.87%**	**5,064,465**	**99.80%**

3.4 Shareholding of promoters

Particulars	As at March 31, 2023		As at March 31, 2022	
	No. (In Full number)	% of total shares	No. (In Full number)	% of total shares
Sanjai Murali	9,999	0.13%	9,999	0.20%
Senthilprabu Velmurugan	1.00	0.00%	1.00	0.00%
TOTAL	**10,000**	**0.13%**	**10,000**	**0.20%**

3.5 Rights, preferences and restrictions attached to Equity shares

The Company has only one class of equity shares of face value Rs. 10/- each. Each holder of equity is entitled to one vote per share. The Company declares and pay dividend in Indian Rupees.In case of further issue the existing Shareholders will get Prefrence through right issue. In event of liquidation of the Company, the holders of equity shares would be entitled to receive remaining assets of the Company, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

4 Reserves and Surplus

Particulars	As at March 31, 2023	As at March 31, 2022
Securities Premium (Refer Note 3.1)		
Opening Balance	33,108.49	8,429.09
Add: Premium on Shares issued during the year	56,449.77	24,679.40
Closing Balance	**89,558.25**	**33,108.49**
Deficit in the statement of Profit and Loss		
Opening Balance	(71,770.27)	(25,477.57)
Net loss for the Year	(72,523.64)	(46,292.70)
Closing Balance	(144,293.91)	(71,770.27)
TOTAL	**(54,735.66)**	**(38,661.78)**

5 Trade Payables

Particulars	As at March 31, 2023	As at March 31, 2022
Total Outstanding dues of Micro Enterprises and Small Enterprises (Refer Note 26)	134.25	144.00
Total Outstanding dues of creditors other than Micro Enterprises and Small Enterprises	8,822.06	7,694.87
TOTAL	**8,956.31**	**7,838.87**

5.1 Ageing for trade payables outstanding as at March 31,2023 is as follows:

Particulars	Outstanding for following periods from due date of payments				Total
	Less than 1 Year	1 - 2 years	2 - 3 years	More than 3 Year	
MSME	134.25	-	-	-	134.25
Others	1,113.96	7,030.05	678.05	-	8,822.06
Disputed dues - MSME	-	-	-	-	-
Disputed dues - Others	-	-	-	-	-
	1,248.21	**7,030.05**	**678.05**	**-**	**8,956.31**

5.2 Ageing for trade payables outstanding as at March 31,2022 is as follows:

Particulars	Outstanding for following periods from due date of payments				Total
	Less than 1 Year	1 - 2 years	2 - 3 years	More than 3 Year	
MSME	144.00	-	-	-	144.00
Others	557.44	7,137.43	-		7,694.87
Disputed dues - MSME	-	-	-	-	-
Disputed dues - Others	-	-	-	-	-
	701.44	**7,137.43**	**-**	**-**	**7,838.87**

6 Other Current Liabilities

Particulars	As at March 31, 2023	As at March 31, 2022
Refundable Deposits from Customers	107.66	159.50
Statutory Liabilities (TDS, Provident Fund, etc.)	1,745.05	586.80
Other Liabilities (Employee's Payable, etc.)	1,906.96	3,271.61
TOTAL	**3,759.67**	**4,017.91**

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

7 (a) Property, Plant & Equipment and Intangible Assets

Current Year

Class of Asset	Gross Block at Cost				Depreciation/Amortisation				Net Block	Net Block
	April 01, 2022	Additions during the Year	Deletions during the Year	As at March 31, 2023	April 01, 2022	For the Year	Deletions during the Year	Up to March 31, 2023	As At March 31, 2023	As At March 31, 2022
(i) Property, Plant & Equipment										
Medical Equipments	2,014.04	137.50	-	2,151.54	170.64	141.98	-	312.61	1,838.93	1,843.41
Office equipments	2,241.91	109.63	-	2,351.55	415.94	225.67	-	641.61	1,709.94	1,825.98
Furniture & Fixtures	7,812.21	3,214.25	-	11,026.46	1,089.37	914.24	-	2,003.61	9,022.86	6,722.84
Computer	1,742.41	593.38	-	2,335.79	459.96	689.59	-	1,149.55	1,186.24	1,282.45
Electrical Fittings	32.25	78.14		110.39	0.88	8.11	-	8.98	101.41	31.38
Total (A)	**13,842.82**	**4,132.91**	**-**	**17,975.73**	**2,136.77**	**1,979.59**	**-**	**4,116.36**	**13,859.37**	**11,706.05**
(ii) Intangible Assets										
Goodwill	5,000.00	-	-	5,000.00	1,208.22	500.00	-	1,708.23	3,291.78	3,791.78
Total (B)	**5,000.00**	**-**	**-**	**5,000.00**	**1,208.22**	**500.00**	**-**	**1,708.23**	**3,291.78**	**3,791.78**
Total (A+B)	**18,842.82**	**4,132.91**	**-**	**22,975.73**	**3,344.99**	**2,479.59**	**-**	**5,824.58**	**17,151.15**	**15,497.83**

Previous year

Class of Asset	Gross Block at Cost				Depreciation/Amortisation				Net Block	Net Block
	April 01, 2021	Additions during the Year	Deletions during the Year	As at March 31, 2022	April 01, 2021	For the Year	Deletions during the Year	Up to March 31, 2022	As At March 31, 2022	As At March 31, 2021
(i) Property, Plant & Equipment										
Medical Equipments	1,157.58	856.46	-	2,014.04	73.08	97.56	-	170.64	1,843.41	1,084.50
Office equipments	2,095.67	146.24	-	2,241.91	205.48	210.46	-	415.94	1,825.98	1,890.19
Furniture & Fixtures	5,915.20	1,897.01	-	7,812.21	405.77	683.60	-	1,089.37	6,722.84	5,509.43
Computer	661.42	1,080.99	-	1,742.41	64.63	395.33	-	459.96	1,282.45	596.79
Electrical Fittings	-	32.25		32.25	-	0.88	-	0.88	31.38	-
Total (A)	**9,829.87**	**4,012.95**	**-**	**13,842.82**	**748.96**	**1,387.81**	**-**	**2,136.77**	**11,706.05**	**9,080.91**
(ii) Intangible Assets										
Goodwill	5,000.00	-	-	5,000.00	708.22	500.00	-	1,208.22	3,791.78	4,291.78
Total (B)	**5,000.00**	**-**	**-**	**5,000.00**	**708.22**	**500.00**	**-**	**1,208.22**	**3,791.78**	**4,291.78**
Total (A+B)	**14,829.87**	**4,012.95**	**-**	**18,842.82**	**1,457.18**	**1,887.81**	**-**	**3,344.99**	**15,497.83**	**13,372.69**

(b) Capital Work in Progress

Capital Work-in-Progress Ageing Schedule
Current Year

Capital Work-in-Progress	As at March 31,2023				Total
	Less than 1 Year	1 - 2 years	2 - 3 years	More than 3 Years	
Projects in Progress	-	-	-	-	-
Projects temporarily suspended	-	-	-	-	-
Total	**-**	**-**	**-**	**-**	**-**

Previous Year

Capital Work-in-Progress	As at March 31,2022				Total
	Less than 1 Year	1 - 2 years	2 - 3 years	More than 3 Years	
Projects in Progress	163.71	-	-	-	163.71
Projects temporarily suspended	-	-	-	-	-
Total	**163.71**	**-**	**-**	**-**	**163.71**

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

8 Deferred Tax Asset (net)

Particulars	As at March 31, 2023	As at March 31, 2022
Deferred Tax Asset (DTA)		
Unabsorbed Depreciation/ Brought Forward Losses	666.42	565.87
Deferred Tax Liabilities (DTL)		
Difference between book and tax written down value of depreciable Property, Plant & Equipment	(666.42)	(565.87)
TOTAL	-	-

9 Long Term Loans and Advances

Particulars	As at March 31, 2023	As at March 31, 2022
Security Deposits	3,387.50	3,065.50
TOTAL	**3,387.50**	**3,065.50**

10 Inventories

Particulars	As at March 31, 2023	As at March 31, 2022
Stock of consumables and probes	5,318.85	7,566.89
TOTAL	**5,318.85**	**7,566.89**

11 Trade Receivables

Particulars	As at March 31, 2023	As at March 31, 2022
Trade receivables outstanding for a period exceeding six months from the date they were due for payment		
Unsecured, Considered Good	242.74	-
Unsecured, Considered Doubtful	-	-
Others trade receivables -Unsecured, Considered Good		
Unsecured, Considered Good	776.04	109.83
Unsecured, Considered Doubtful	-	-
TOTAL	**1,018.78**	**109.83**

11.1 Ageing for trade receivables - Non-Current outstanding as at March 31,2023 is as follows:

Particulars	Not due	Outstanding for following periods from due date of payments					Total
		Less than 6 months	6 months - 1 year	1 - 2 years	2 - 3 years	More than 3 Year	
Trade Receivables - Billed							
Undisputed trade receivables – considered good	135.67	640.37	242.74	-	-	-	1,018.78
Undisputed trade receivables – which have significant increase in credit risk	-	-	-	-	-	-	-
Undisputed trade receivables – credit impaired	-	-	-	-	-	-	-
Disputed trade receivables – considered good	-	-	-	-	-	-	-
Disputed trade receivables – which have significant increase in credit risk	-	-	-	-	-	-	-
Disputed trade receivables – credit impaired	-	-	-	-	-	-	-
Less: Allowance for doubtful trade receivables - Billed	-	-	-	-	-	-	-
	135.67	**640.37**	**242.74**	-	-	-	**1,018.78**
Trade Receivable - Unbilled	-	-	-	-	-	-	-
Total	135.67	**640.37**	242.74	-	-	-	**1,018.78**

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

11.2 Ageing for trade receivables - Non-Current outstanding as at March 31,2022 is as follows:

Particulars	Not due	Outstanding for following periods from due date of payments					Total
		Less than 6 months	6 months - 1 year	1 - 2 years	2 - 3 years	More than 3 Year	
Trade Receivables - Billed							
Undisputed trade receivables – considered good	-	109.83	-	-	-	-	109.83
Undisputed trade receivables – which have significant increase in credit risk	-	-	-	-	-	-	-
Undisputed trade receivables – credit impaired	-	-	-	-	-	-	-
Disputed trade receivables – considered good	-	-	-	-	-	-	-
Disputed trade receivables – which have significant increase in credit risk	-	-	-	-	-	-	-
Disputed trade receivables – credit impaired	-	-	-	-	-	-	-
Less: Allowance for doubtful trade receivables - Billed	-	-	-	-	-	-	-
	-	**109.83**	**-**	**-**	**-**	**-**	**109.83**
Trade Receivable - Unbilled	-	-	-	-	-	-	-
Total	**-**	**109.83**	**-**	**-**	**-**	**-**	**109.83**

12 Cash and Cash Equivalents

Particulars	As at March 31, 2023	As at March 31, 2022
Balances with Bank		
In Current accounts	7,148.85	4,573.55
Cash in hand	94.98	14.98
TOTAL	**7,243.83**	**4,588.53**
Of the above, the balances that meet the definition of Cash and Cash equivalents as per AS 3 Cash flow statements	7,243.83	4,588.53

13 Other Current Assets

Particulars	As at March 31, 2023	As at March 31, 2022
Prepaid Expenses	254.15	186.71
Balance with Revenue Authorities	173.80	165.64
TOTAL	**427.94**	**352.36**

JogoHealth Private Limited

CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023

(All amounts are in (INR in Thousands), unless otherwise stated)

14 Revenue from Operations

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Income from Healthcare Services	20,818.92	12,717.16
Renting of Medical Devices	3.60	32.50
TOTAL	**20,822.52**	**12,749.66**

15 Other Income

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Interest on Income Tax Refund	7.96	-
Gain on Foreign Exchange Fluctuation	-	54.38
Other Income	-	18.80
TOTAL	**7.96**	**73.18**

16 Cost of Purchases of Equipments

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Opening stock of consumables and probes	7,566.89	-
Purchase of consumables and probes	852.17	8,299.85
Less: Closing stock of consumables and probes	5,318.85	7,566.89
TOTAL	**3,100.22**	**732.96**

17 Employee Benefit Expenses

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Salaries, wages and bonus	46,639.28	30,503.32
Contributions to provident fund and other funds	1,744.38	1,249.84
Staff Welfare	2,059.42	880.83
Gratuity Expense	250.00	-
TOTAL	**50,693.07**	**32,633.99**

18 Finance Cost

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Interest on delayed payment of statutory dues	0.30	9.66
TOTAL	**0.30**	**9.66**

JogoHealth Private Limited

CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023

(All amounts are in (INR in Thousands), unless otherwise stated)

19 Other Expenses

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Consultancy Charges	13,529.40	9,682.19
Rent	5,135.18	4,286.20
Clinic maintenance expenses	4,393.17	2,028.64
Legal & Professional Expenses	1,690.52	1,662.22
Software License and call centre expenses	2,109.56	1,661.71
Business Promotion Expenses	1,998.45	882.42
Travelling & Conveyance Expenses	2,679.22	1,249.16
Power & Fuel	709.98	584.64
Loss on Foreign Exchange Fluctuation	503.35	-
Printing & Stationery	494.41	532.73
Revenue Share with Hospitals	1,759.24	373.66
Office Maintenance	788.70	311.68
Rates & Taxes	331.82	209.63
Communication Expenses	215.91	134.98
Bank Charges	106.20	174.36
Auditor's Remuneration (Refer Note 19.1)	60.00	40.00
Pooja Expenses	-	22.21
Bad debts written off	191.71	-
Postage and Courier Expenses	38.46	7.13
Miscellaneous Expenses	345.68	7.56
TOTAL	**37,080.95**	**23,851.12**

19.1 Payment to Auditor

Particulars	For the year ended March 31, 2023	For the year ended March 31, 2022
Auditor's Remuneration		
- for statutory audit	60.00	40.00
TOTAL	**60.00**	**40.00**

JogoHealth Private Limited

CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023

(All amounts are in (INR in Thousands), unless otherwise stated)

20 Contingent Liabilities (to the extent not provided for)

Particulars	As at March 31, 2023	As at March 31, 2022
Contingent liabilities		
- pertaining to Tax Penalty Matter	83.27	-
Estimated amount of contracts remaining to be executed on capital account and not provided for	-	-
Other Commitments	-	-

21 Other Details

Particulars	As at March 31, 2023	As at March 31, 2022
a. Earnings in Foreign Currency	-	-
b. Expenditure in Foreign Currency	-	-
c. CIF Value of Imports		
Purchase of Consumables	852.17	6,523.82

21.1 Unhedged foreign currency exposure

Particulars	As at March 31, 2023		As at March 31, 2022	
	(Foreign Currency)	(Indian Rupees)	(Foreign Currency)	(Indian Rupees)
Trade payable				
USD	32,109.00	2,670.32	28,759	2,180.15
EURO	58,556	5,247.02	58,556	4,957.28
Total		**7,917.34**		**7,137.43**

22 Related Party Transactions

A. Name of the Related Parties and Nature of Relationship

Nature of Relationship	Name of the party
Holding Company	JogoHealth Inc.
Directors	Senthilprabu Velmurugan
Directors	Sanjai Murali
Directors	Rajaraman Padmanabhan

Note: Related parties and relationship are as identified by the Management and relied upon by the Auditors.

B. Transactions with Related Party during the year

Nature	Name of the Related Party	For the Year Ended March 31, 2023	For the Year Ended March 31, 2022
Expenditure			
Purchase of Consumables	JogoHealth Inc.	270.01	1,959.15
Others			
Proceeds from allotment of equity shares	JogoHealth Inc.	82,272.85	48,537.33
Reimbursement of Expenses	Sanjai Murali	1,200.00	200.51
Reimbursement of Expenses	Senthilprabu Velmurugan	-	24.99

C. Balances outstanding at the end of the year

Nature	Name of the Related Party	As at March 31, 2023	As at March 31, 2022
Trade Payables	JogoHealth Inc.	2,670.32	2,180.15
Other Payable	Senthilprabu Velmurugan	24.99	24.99
Other Payable	Sanjai Murali	-	200.00

JogoHealth Private Limited
CIN: U72900TN2019PTC129275

Notes forming part of Financials Statements for the year ended March 31, 2023
(All amounts are in (INR in Thousands), unless otherwise stated)

23 Operating Leases

The Company had operating lease agreements primarily for clinic and office Space. For the year ended March 31, 2023, an amount of Rs. 4,705.18 (Previous Year 31, March,2022 : Rs. 4,268.20) was paid towards lease rentals. The future minimum lease payments under operating leases are as follows:

Particulars	As at March 31, 2023	As at March 31, 2022
Not later than 1 year	4,705.18	3,172.50
More than one year but not more than 5 years	33,883.76	26,859.07
More than 5 years	-	-

24 Earnings Per Share

Particulars	As at March 31, 2023	As at March 31, 2022
Net Loss attributable to Equity Share Holders (A)	(72,523.64)	(46,292.70)
Equity Shares at the end of the year (In Full number) (B)	7,656,773	5,074,465
Weighted average number of equity shares outstanding (C)	6,462,314	4,316,612
Face Value Per Share - in Rs - In Full number (D)	10	10
Earnings Per Share - Basic and Diluted (E)= ((A)/(C))/1000)	(11.22)	(10.72)

25 International Transactions

The Company has entered into international transactions with related parties during the Financial Year ended March 31, 2023. The Management is of the opinion that the Compnay maintains the necessary documents as prescribed by the Income Tax Act, 1961 to prove that these international transactions are at arm's length and believes that the aforesaid legislation will not have any impact on the financial statements, particularly on the amount of tax expense and the provision for taxation.

26 Dues to Micro and Small Enterprises

Particulars*	As at March 31, 2023	As at March 31, 2022
Principal amount remaining unpaid to any supplier as at the end of the accounting year	134.25	144.00
Interest due thereon remaining unpaid to any supplier as at the end of the accounting year	-	-
The amount of interest paid along with the amounts of the payment made to the supplier beyond the appointed day	-	-
The amount of interest due and payable for the year	-	-
The amount of interest accrued and remaining unpaid at the end of the accounting year	-	-
The amount of further interest due and payable even in the succeeding year, until such date when the interest dues as above are actually paid	-	-

*Dues to MSME have been determined to the extent such parties have been identified on the basis of information collected by management

27 Segment Reporting

The Primary segment of the Company has been made on the basis of business segments. The Company has only one business segment as defined in Accounting Standard-17 "Segment Reporting", which is the business of providing healthcare services. Accordingly, amounts appearing in the Financial Statements relates to this Primary Business Segment.

(All amounts are in (INR in Thousands), unless otherwise stated)

28 Additional regulatory information as required by Schedule III to the Companies Act, 2013

I. Ratio Analysis and its elements

(a) Current Ratio = Current Assets / Current Liabilities

Particulars	As at March 31, 2023	As at March 31, 2022
Current Assets	14,009.40	12,617.61
Current Liabilities	12,715.98	11,856.78
Ratio (In times)	1.10	1.06
% Change from previous year	**3.53%**	**(11.26%)**

(b) Debt equity ratio = Total debt / Total shareholder's equity

Not applicable as there are no borrowings in FY 2022-23

(c). Debt Service Coverage Ratio = Earnings available for debt services / total interest and principal repayments :

Not applicable as there are no borrowings in FY 2022-23

(d) Return on Equity Ratio = Net profit after tax / average equity

Particulars	As at March 31, 2023	As at March 31, 2022
Net profit after tax	(72,523.64)	(46,292.70)
Average equity*	20,659.97	18,365.56
Ratio (In Percentage)	(351.03%)	(252.06%)
% Change from previous year	**39.26%**	**(352.06%)**

*Average equity represents the average of opening and closing total equity.

Reason for change more than 25%: The Loss for the year has further Increased as compared to previous year. Further, on account additional infusion of capital during the year, the Return on Equity has decreased.

(e) Trade Receivables turnover ratio = Credit Sales / average trade receivables

Particulars	As at March 31, 2023	As at March 31, 2022
Credit Sales (Net)	20,822.52	12,749.66
Average Trade Receivables*	564.30	172.50
Ratio (In times)	36.90	73.91
% Change from previous year	**(50.07%)**	**66.09%**

*Average Trade Receivables represents the average of opening and closing total Trade Receivables.

Reason for change more than 25%: The overall Credit sales Increase for the year, but collection from Trade receivable is low hence trade receivable turnover has decreased.

(f) Trade payables turnover ratio = Credit purchases / average trade payables :

Particulars	As at March 31, 2023	As at March 31, 2022
Credit Purchase (Net)	852.17	8,299.85
Average Trade Payables*	8,397.59	4,779.77
Ratio (In times)	0.10	1.74
% Change from previous year	**94.16%**	**95.17%**

*Average Trade Payables represents the average of opening and closing total Trade Payables.

Reason for change more than 25%: The Last year's credit Purchases have remained unpaid as at year end, hence Trade Payables turnover ratio has

(g) Net Capital Turnover Ratio = Net Sales / Working capital

Particulars	As at March 31, 2023	As at March 31, 2022
Sales (A)	20,822.52	12,749.66
Current Assets (B)	14,009.40	12,617.61
Current Liabilities (C)	12,715.98	11,856.78
Working Capital (D = B-C)	1,293.42	760.83
Ratio (In times) (E = A/D)	16.10	16.76
% Change from previous year	**(3.93%)**	**187.17%**

(h) Net profit ratio = Net Profit after tax / Total Sales

Particulars	As at March 31, 2023	As at March 31, 2022
Net-profit after tax	(72,523.64)	(46,292.70)
Sales (Including Other income)	20,822.52	12,749.66
Ratio (In times)	(3.48)	(3.63)
% Change from previous year	**4.07%**	**4.98%**

(i) Return on Capital employed (pre -tax) = Earnings before interest and taxes (EBIT) / Capital Employed

Particulars	As at March 31, 2023	As at March 31, 2022
Profit before tax (A)	(72,523.64)	(46,292.70)
Finance Costs (B)	0.30	-
EBIT (C) = (A)+(B)	(72,523.34)	(46,292.70)
Capital Employed	21,832.07	19,487.87
Ratio (Percentage)	(3.32)	(2.38)
% Change from previous year	**(39.84%)**	**92.97%**

Reason for change more than 25%: The Loss for the year has further Increased as compared to previous year, and the portion of capital infused during the year has been unutilised at year end hence, the Return on capital employed has decreased.

(All amounts are in (INR in Thousands), unless otherwise stated)

II. Other Statutory Information

(a) The Company does not have any Benami property, where any proceeding has been initiated or pending against the Company for holding any Benami

(b) The Company did not have any transactions with Companies struck off.

(c) The Company does not have any charges or satisfaction which is yet to be registered with Registrar of Companies (ROC) beyond the statutory period.

(d) The Company has not traded or invested in Crypto currency or Virtual Currency during the financial year.

(e) The Company has not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(i) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Company (Ultimate

(i) provide any guarantee, security or the like to or on behalf of the ultimate beneficiaries.

(f) The Company has not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Company shall:

(i) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(ii) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries,

(g) The Company does not have any transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961).

(h) The Company has no borrowings from banks or financial institutions and the Company has not been declared wilful defaulter by any bank or financial Institution or other lender.

(i) The Company does not have any Scheme of Arrangements which have been approved by the Competent Authority in terms of sections 230 to 237 of the Act.

(j) The Company has complied with the number of layers prescribed under of Section 2(87) of the Act read with the Companies (Restriction on number of Layers) Rules, 2017.

29 Previous year's figures

Previous year's figures have been regrouped / reclassified wherever necessary to correspond with the current year's classification / disclosure.

For and on behalf of **the Board of Directors**

Sanjai Murali — Digitally signed by Sanjai Murali Date: 2023.09.30 10:34:39 +05'30'	Senthilprabu — Digitally signed by Senthilprabu Date: 2023.09.30 10:43:09 +05'30'
Sanjai Murali	**Senthilprabu Velmurugan**
Director	Director
DIN: 8451973	DIN: 8451974